October 22, 2019

Ronny Yakov
Chief Executive Officer
The OLB Group, Inc.
200 Park Avenue
Suite 1700
New York, NY 10166

       Re: The OLB Group, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed October 9, 2019
           File No. 333-232368

Dear Mr. Yakov:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

Amendment No.1 to Registration Statement on Form S-1

Summary of financial and other data, page 10

1. Please revise to provide your non-GAAP measures and other key performance indicators for the interim periods presented and discuss any significant trends or fluctuations.
 Ronny Yakov
FirstNameGroup, Inc.
The OLB LastNameRonny Yakov
Comapany NameThe OLB Group, Inc.
October 22, 2019
October 22, 2019 Page 2
Page 2
FirstName LastName
Risk Factors
Failure to establish and maintain effective internal controls in accordance with Section 404..., page 47

2. Please revise both here and on page 18 to clearly state that management has concluded that your internal controls over financial reporting were not effective at December 31,
         2018.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 55

3. Please include a discussion of the predecessor financial statements for the year ended
         December 31, 2017 compared to both the predecessor and successor financial statements for the year ended December 31, 2018. Similarly, you should discuss the results for the predecessor and successor interim periods ending June 30th. You may supplement your discussion of the annual results of operations for the predecessor/successor periods with a discussion based on pro forma financial information; however, the pro forma information for fiscal 2018 should be presented in a format consistent with
Article 11 of Regulation S-
         X and should not be given greater prominence than that of your actual results.
Liquidity and Capital Resources, page 57

4. Please disclose the material terms of the commitment from a related party and significant stockholder to satisfy the company's debt or other obligations through November 2020, including but not limited to, the identity of the related party, any limits or restrictions to the amount of funding that may be provided, repayment terms, and any termination provisions. Discuss how your liquidity might be impacted should such shareholder fail to satisfy the company's debt and other obligations through such time. Please clarify whether the agreement is written and whether you intend to file the agreement as an exhibit pursuant to Item 601(b)(10)(iii) of Regulation S-K. Also, provide us with the proposed disclosures you reference in prior comment 5 regarding how you intend to repay the remaining balance of your long-term debt after such commitment expires.
5. Please disclose the specific terms of your financial covenants, including the required and actual ratio/amounts as of each reporting date. Refer to Item 303(a)(1) and Section IV.C of SEC Release 33-8350.
Consolidated Statements of Operations for the Years Ended December 31, 2018 and 2017, page
F-7

6. We note that you added footnotes to the summary financial and other data table and on the face of the interim statements of operations. Please include similar footnotes to the annual statements of operations and cash flows.
 Ronny Yakov
FirstNameGroup, Inc.
The OLB LastNameRonny Yakov
Comapany NameThe OLB Group, Inc.
October 22, 2019
Page 3
October 22, 2019 Page 3
FirstName LastName
Condensed Consolidated Statements of Cash Flows for the Six Months Ended June
30. 2019 and
2019 (unaudited), page F-32

7. Please revise to include a separate column presenting the predecessor cash flow information and include a footnote to clarify what the column for the six months ended
         June 30. 2018 represents.
        You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Attorney-Adviser, at
(202) 551-3447 or, in his absence, Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:      Barry I. Grossman